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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                              Amendment No. 4

                               ----------------

                           UNISOURCE WORLDWIDE, INC.
                           (Name of Subject Company)

                           ATLANTA ACQUISITION CORP.
                          GEORGIA-PACIFIC CORPORATION
                                   (Bidders)

                    Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                  909208 10 0
                     (CUSIP Number of Class of Securities)

                               ----------------

                             James F. Kelley, Esq.
                 Senior Vice President Law and General Counsel
                          Georgia-Pacific Corporation
                              133 Peachtree, N.E.
                               Atlanta, GA 30303
                                 (404) 652-4000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                With Copies to:
                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

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   This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on May 28, 1999 (the "Schedule 14D-1") relating to an offer by Atlanta Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Georgia-Pacific Corporation, a Georgia corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Unisource Worldwide, Inc., a Delaware corporation (the "Company"), at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 28, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were attached as exhibits to the Schedule 14D-1.

Item 10. Additional Information.

   (a) Item 10(f) is hereby amended by amending and restating in its entirety the first paragraph under "THE OFFER--Section 2. Acceptance for Payment and Payment for Shares" in the Offer to Purchase as follows:

   2. Acceptance for Payment and Payment for Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date promptly after the later to occur of
   (i) the Expiration Date or (ii) the expiration or termination of any applicable waiting period under the HSR Act. Subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in Section 15 or in order to comply in whole or in part with any other applicable law.

   (b) Item 10(f) is hereby amended by amending the table under "THE OFFER--
Section 7. Certain Information Concerning the Company--Certain Projections" in the Offer to Purchase as follows:

        Gross Profit under Fiscal Year Ended 9/30/00 Plan should read $1,271.

   (c) Item 10(f) is hereby amended by amending and restating in its entirety the second paragraph under "THE OFFER--Section 7. Certain Information Concerning the Company--Certain Projections" in the Offer to Purchase as follows:

        The projections are included by Purchaser in this Offer to Purchase solely because such information was furnished to Parent and Purchaser by the Company. None of Parent, Purchaser, Wasserstein Perella, DLJ or any other party to whom the projections were provided assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections. The projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by any independent accounting firm. The projections are based on a variety of assumptions relating to the businesses of the Company, industry performance, general business and economic conditions and other matters which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. Actual future results may vary materially from those shown in the projections. None of Parent, Purchaser, the Company, Wasserstein Perella, DLJ or any other party is under any obligation to or has any intention to update the projections at any future time.

   (d) Item 10(f) is hereby amended by including as the penultimate paragraph under "THE OFFER--Section 7. Certain Information Concerning the Company-- Certain Projections" in the Offer to Purchase the following:

        The 1999 projections assume blended average pricing declines of approximately 5% from 1998 levels. Base volume declines of approximately 2.5% are estimated in 1999 due primarily to restructuring initiatives. The projections also reflect the impact of lost business at the Company's Websource division and assume divestiture of its Mexican operations and other non-core operations in the second half of 1999. The 2000 and 2001 projections assume year-over-year average price increases of 3% and 1%, respectively, and base volume increases of approximately 4% and 3%, respectively. The projections also assume operating expense

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  savings from the Company's restructuring program of approximately $50 million in 1999, $90 million in 2000 and $110 million in 2001. The consolidation of the Company's purchasing programs is expected to result by 2001 in annual reductions in procurement costs of over $40 million from 1998 levels. Approximately $3 million and $30 million of procurement savings are assumed in 1999 and 2000, respectively.

   (e) Item 10(f) is hereby amended by amending and restating in its entirety the seventh paragraph under "THE OFFER--Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement" in the Offer to Purchase as follows:

       On May 7, 1999, Mr. Mundt received a letter from Mr. Correll in which Mr. Correll proposed that Parent acquire the Company at a price of $12.00 per Share in cash pursuant to a merger transaction. Attached to Parent's proposal letter was a draft of the Merger Agreement prepared by Parent and its counsel. Later on May 7, 1999, as required by the terms of the UGI Agreement, the Company notified UGI of its receipt of Parent's proposal.
  Based upon the closing price of UGI common stock on May 7, 1999 (the last full trading day prior to the public announcement of Parent's proposal to acquire the Company), holders of Shares would have received $10.08 per Share had the transactions contemplated by the UGI Agreement been consummated on May 7, 1999, as compared to $11.50 per Share based upon the closing price of UGI common stock on February 26, 1999 (the last full trading day prior to the public announcement that the Company and UGI had entered into the UGI Agreement) had the transactions contemplated by the UGI Agreement been consummated on February 26, 1999.

   (f) Item 10(f) is hereby amended by amending and restating in its entirety the second paragraph under "THE OFFER--Section 12. Dividends and Distributions" in the Offer to Purchase as follows:

       If, on or after May 25, 1999, the Company should declare, set aside or pay any dividend on the Shares or make any other distribution (whether in cash, stock or property or any combination thereof) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer (other than regular quarterly cash dividends with usual record and payment dates in accordance with past dividend practice and in an amount not in excess of $.05 per Share) then, without prejudice to Purchaser's rights under Section 14, (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced to the extent any such dividend or distribution is payable in cash and, in accordance with Rule 14e-1(b) of the Exchange Act, the Offer will remain open for an additional ten business days from the date that notice of such reduction is first published or provided to holders of Shares, and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering stockholder for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

   (g) Item 10(f) is hereby amended by amending and restating in its entirety the first paragraph under "THE OFFER--Section 14. Certain Conditions of the Offer" in the Offer to Purchase as follows:

   14. Certain Conditions of the Offer

        Notwithstanding any other provision of the Offer but subject to compliance with the other provisions of the Merger Agreement, the Merger Agreement provides that Purchaser is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer in accordance with the Merger Agreement and may extend the period for acceptance for payment of and payment for Shares tendered, if
  (i) prior to acceptance for payment of the Shares the Minimum Condition has not been satisfied, (ii) any applicable waiting period under the HSR Act has not expired or been terminated prior to the expiration of the Offer, or
  (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, and prior to the acceptance for payment of Shares, any of the following conditions exist and remain in effect:

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 1999

                                          ATLANTA ACQUISITION CORP.

                                          BY: /s/ James F. Kelley
                                             ----------------------------------
                                             Name:  James F. Kelley
                                             Title: Vice President and
                                                    Secretary



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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 1999

                                          GEORGIA-PACIFIC CORPORATION

                                          BY: /s/ James F. Kelley
                                             ----------------------------------
                                             Name:  James F. Kelley
                                             Title: Senior Vice President Law
                                                    and General Counsel



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